15049002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantone Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
(No. and Street)

Tinton Falls, NJ 07724
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Walsh 732-450-3500 ext. 121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

7535 Windsor Drive, Suite 300	Allentown	PA	18195
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantone Research, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NEW JERSEY
County of MONMOUTH
Subscribed and sworn to (or affirmed) before me on this 20 day of FEBRUARY 2015 by Peter Walsh proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

C.F.O
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. CROWTHER, III
Notary Public
2035064
State of New Jersey
My commission expires 02/15/2018

Cantone Research, Inc.

Financial Statement

Including Report of Independent
Registered Public Accounting Firm
as of and for the Year Ended
December 31, 2014

Cantone Research, Inc.

Table of Contents
December 31, 2014

BAKER TILLY

formerly
PARENTEBEARD

Baker Tilly Virchow Krause, LLP
7535 Windsor Dr, Ste 300
Allentown, PA 18195-1027
tel 610 336 8180
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Cantone Research, Inc.
Tinton Falls, New Jersey

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2014and for the year then ended. The financial statement is the responsibility of Cantone Research, Inc.'s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania
February 26, 2015

Cantone Research, Inc.

Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 336,796
Due from broker	281,673
Investments, at fair value	1,394,234
Advances to registered representatives, net of allowance for doubtful accounts	48,000
Other receivable	166,148
Prepaid expenses	71,405
Total current assets	2,298,256
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation	33,446
Total assets	$ 2,331,702

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 163,148
Accounts payable and accrued expenses	342,227
Securities sold, not yet purchased, at fair value	295,782
Total liabilities	801,157
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	1,558,000
Accumulated deficit	(77,455)
Total stockholder's equity	1,530,545
Total liabilities and stockholder's equity	$ 2,331,702

See notes to financial statement

1. Business and Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through Wedbush Securities, Inc. ("Wedbush").

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statement. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statement includes all the accounts of the Company. The accompanying financial statement is presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *Topic 320, Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company had not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statement. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB *ASC 740, Income Taxes*. This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statement. The Company believes there are no uncertain tax positions. Income tax returns filed or to be filed for years ended December 31, 2011 through 2014 remain open, and are subject to review by applicable tax authorities.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2014; consequently, the financial statement does not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2014 for items that should potentially be recognized or disclosed in those financial statement. The evaluation was conducted through February 26, 2015, the date the financial statement was available to be issued.

3. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Clearing Agreement and Deposit with Clearing Broker

The Company has entered into an agreement (the "Clearing Agreement") with Wedbush (the "Clearing Broker") whereby all orders of the Company's customers to buy or sell securities are to be cleared through the Clearing Broker on a fully-disclosed basis. In connection therewith, the Company is required to maintain a collateral account with its Clearing Broker that serves as collateral for any losses that the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2014, the Company has a receivable of $281,673 from the Clearing Broker.

A minimum of $150,000 in cash and marketable securities is required to be deposited with the Clearing Broker as a part of the Clearing Agreement. Currently the amount of that deposit is $155,512 and is included in other receivables in the Statement of Financial Condition at December 31, 2014.

5. Investments

At December 31, 2014, investments consisted of the following:

		Securities owned, at fair value		Securities sold, but not yet purchased at fair value
Securities, trading - common stock	$	849,218	$	-
Securities, trading - municipal bonds		176,284		-
Securities, trading - corporation bonds		343,732		295,782
Other investments		25,000		-
	$	**1,394,234**	**$**	**295,782**

At December 31, 2014, other investments consisted of the following:

200,000 shares - LMS Medical Systems, Inc.	$	24,000
AgChoice Farm Credit Classic common stock		1,000
Total other investments	$	25,000

6. Fair Value Measurement

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014, the fair value measurements by level within the fair value hierarchy used are as follows:

	Assets and Liabilities at Fair Value as of December 31, 2014			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Securities - common stock	$ 849,218	$ -	$ -	$ 849,218
Securities - municipal bonds	-	176,284	-	176,284
Securities - corporation bonds	-	343,732		343,732
Other investments	-	-	25,000	25,000
Securities owned	$ 849,218	$ 520,016	$ 25,000	$ 1,394,234
Liabilities				
Securities sold, not yet purchased - corporation bonds	$ -	$ 295,782	$ -	$ 295,782

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2014:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Investments
Beginning balance	$ 113,500
Total gains or losses (realized and unrealized)	21,000
Purchases	-
Repayments	(109,500)
Transfers in and/or out of Level 3	-
Ending balance	$ 25,000

7. Line of Credit

The Company has available, through October 14, 2015, an unsecured line of credit of $500,000 with AGChoice Farm Credit. The line of credit is guaranteed by the sole stockholder and his spouse. The interest rate is at the bank's prime rate plus 0.375%, with a floor of 3.75% and is reset monthly based on the first day of the preceding month. The effective interest rate was 4.00% at December 31, 2014. The outstanding balance against this line of credit was $-0- at December 31, 2014.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company's net capital was $1,117,884, which was $1,017,884 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.45:1 at December 31, 2014.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

9. Leases

The Company leases its main office in New Jersey under a lease that has been extended to September 30, 2015.

In November 2014, the Company entered into a lease agreement for its second office in New York City with the commencement date of November 15, 2014. This lease agreement expires on May 31, 2015.

The Company also leases office equipment under two operating leases. The first lease is at the rate of $516 per month, which expires in August 2015. The second lease is at rate of $537 per quarter, which expires in October 2015.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31:	
2015	$ 100,927

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the amount shown for 2015.

10. 401(k) Plan

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees. The Company did not make any profit sharing contributions for the year ended December 31, 2014.

11. Commitments and Contingencies

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business. Management follows the accounting guidance relating to contingencies for disclosure and the accrual of amounts which can be estimated and are probable. One action arises from a matter involving a former employee, who has admitted that he committed fraud outside the Company while he was an employee of the Company and several other broker-dealers. The Company was named as a co-defendant along with the prior employers of the former employee in the action initiated by the victims of the fraud. The claims were settled in 2013, resulting in a settlement of $800,000 due to the claimants. The Company's insurer paid $500,000 during 2013 and the Company accrued $300,000, which is payable in five annual installments of $60,000 which commenced in December 2013. The Company has paid $60,000 in 2014.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2014 settled with no adverse effect on the Company's financial condition.

12. Related Party Transactions

During the year ended December 31, 2014, the Company received investment income in the amount of $139,160 from Cherokee Financial LLC, which is wholly-owned by the sole stockowner of the Company. During December 2014, the Company sold two promissory notes to its sole stockholder in the amount of $109,500. In addition, during the year 2014, the Company also sold one of its investments to the sole stockholder in the amount of $191,835 and realized a net loss of $33,915 on this transaction.